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                                                               EXHIBIT 4(b)(vii)

                     GE LIFE AND ANNUITY ASSURANCE COMPANY
                     GUARANTEED MINIMUM DEATH BENEFIT RIDER
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This rider provides for a Death Benefit which is coordinated with the Death
Benefit provided for in the Policy. The amount payable as of the date of receipt of due proof of death will be the greater of:

     * The Death Benefit provided for under the Death Provisions section in the Policy;
     *    The Death Benefit provided for in this rider.

Death Benefit at Death of Annuitant

If the Annuitant dies while this rider is in effect and before Income Payments begin, the Designated Beneficiary may surrender the policy for the Death Benefit. If the Death Benefit is paid, the Policy will terminate. We will have no further obligation under this Policy.

The Death Benefit provided for in this rider will be the Guaranteed Minimum Death Benefit on the date we receive due proof of the Annuitant's death.

Guaranteed Minimum Death Benefit: On the Policy Date, the Guaranteed Minimum Death Benefit is equal to the Purchase Payment received. At the end of each Valuation Period after such date, the Guaranteed Minimum Death Benefit is the lesser of (a) and (b), where:
     (a)  is (1) adjusted for (2), where
          (1)  is the total of all Purchase Payments received times 2; and
          (2) is any partial surrenders made prior to or during that Valuation Period.
     (b)  is (1) plus (2) then adjusted for (3), where,
          (1) is the Guaranteed Minimum Death Benefit at the end of the preceding Valuation Period, increased as specified below;
          (2) is any additional Purchase Payments received during the current Valuation Period; and
          (3)  is any partial surrenders made during the current Valuation
               Period.

The adjustment for partial surrenders is described on the policy data pages.

The amount of increase for the Valuation Period will be calculated by applying a factor to the Guaranteed Minimum Death Benefit at the end of the preceding Valuation Period. Until the anniversary on which the Annuitant attains age 80, the factor is determined for each Valuation Period at the annual rate specified on the Policy data pages. Except with respect to amounts invested in certain Investment Subdivisions shown in the policy data pages, the increase factor will be calculated as the lesser of:
     * The Net Investment Factor of the Investment Subdivision for the Valuation Period. minus one; or
     * A factor of the Valuation Period equivalent to the annual rate specified on the Policy data pages.

With respect to amounts invested in any Guarantee Account, the increase factor for each such amount will be calculated as the lesser of:
     * A factor for the Valuation Period equivalent to the annual rate the applies to such amount; or
     * A factor for the Valuation Period equivalent to the annual rate specified on the Policy data pages.

After the anniversary on which the Annuitant attains age 80, the factor will be zero.

Amounts payable under this rider are subject to the Distribution Rules provision in the Policy.